

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 21, 2009

By Facsimile ((949) 475-4703) and U.S. Mail

Michelle A. Hodges, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612

> **Re:** **Emulex Corporation**
> **Schedule 14D-9 filed May 15, 2009**
> **File No. 005-34050**
>
> **Preliminary Proxy Statement**
> **Filed May 15, 2009**
> **File No. 001-31353**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed May 19, 2009**
> **File No. 001-31353**

Dear Ms. Hodges:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

1.   Please update your disclosure in the 14D-9 and the preliminary proxy statement as a result of changes made by Broadcom in its offer document.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3

2.   Please tell us why you need to qualify your disclosure "to the knowledge" of the
        company. What prevents you from knowing and disclosing this information?
        Please explain or delete the qualifier.

The Solicitation or Recommendation – Reasons for the Recommendation, page 14

3.   Refer to the paragraph captioned "The Offer Does Not Fully Reflect the Intrinsic
        Value of the Company." The disclosure following the caption, relating to the
        financial advisor's opinion of the offer's inadequacy, does not appear to support
        the caption which relates to the company's intrinsic value. Please revise or
        advise.

4.   Refer to the paragraph captioned "The Company's Recent Convergence Contract
        Wins." Please clarify whether a design win results in fact in a contract for the
        company's products. Also, clarify the basis for your expectation that the design
        wins will result in "multi-million dollar opportunities."

5.   Please explain why the company is unable to provide additional disclosure on the
        scope and nature of its contract wins (page 15).

6.   Refer to the section captioned "The Offer does not compensate the Company's
        stockholders for a range of other initiatives . . ." Please revise your disclosure to
        describe the level of certainty, if any, you have with respect to each future
        development listed. Additionally, to the extent known, please quantify the
        expected effect of each development.

7.   Please provide us a copy of any Goldman Sachs' report to your board of directors
        supplementally.

Preliminary Proxy Statement

General

8.   Please file the solicitation/recommendation offer document, or appropriate
        excerpts, as soliciting materials. Also file the presentation to investors filed as
        soliciting materials on May 19, 2009 as an exhibit to Schedule 14D-9.

Reasons to Reject Broadcom's Proposals, page 1

9.   For each proposal disclose in further detail the potential effects, both positive and
        negative, on existing security holders of the company.

10.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*, your assertions or beliefs that:

- the company is "…a leading supplier of a broad range of advanced network infrastructure solutions …"

- are included in the bullet point captioned "30-Year History of Technological Innovation and Market Transformation."

- (1) the rapidly expanding converged networking market is at an inflection point, (2) its rapid growth will more than double the Company's addressable market to approximately $1.5 billion by 2013, and (3) the total addressable market for the Company will grow at a compounded annual rate of 20% from 2009 to 2013.

- the company has a "strong position in the enterprise class fibre channel adapter market."

- the offer "does not fully reflect the intrinsic value of the Company."

- that "Broadcom was aware of significant new non-public design wins by the Company in converged networking, prior to making its proposal on April 21, 2009."

- that the company's recent contract wins are anticipated to have "a significant impact on the Company's revenues beginning in calendar year 2010" and that "these contract wins will allow it to capture a significant share of the converged networking market, which will contribute meaningful incremental revenues to the Company's already significant market share in the fibre channel market."

- that "Broadcom has access to information not available to the Company's stockholders."

- that the Company's new value-added fibre channel and I/O solutions "will help to differentiate its existing fibre channel offering, which are expected to result in enhanced revenues and margins." (emphasis added)

- that the Company's expense reductions will "translate into annual savings of $20 million."

- that the "increased addressable market and revenue base for the Company resulting from its expansion into the new converged network market are anticipated to positively impact the Company's operating margins." (emphasis added)

- that the international initiatives undertaken in 2009 "will have the further benefit of reducing its tax rate materially in fiscal year 2010 and beyond."

Soliciting Materials filed pursuant to Rule 14a-12 filed May 19, 2009

11. We note in page 2 of the presentation that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

12. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertions that:

- you have a "$150+ million opportunity for FY12" in converged networking;

- the market for converged networking will be $1.5 billion in 2013;

- relate to your estimated revenues, operating margins and earnings per share in fiscal year 2012;

- relate the strategic advantages described on page 14 of the presentation;

- relate to the industry recognition described on page 25 of your presentation and to the market's reaction to Broadcom's offer on page 37 of your presentation;

- relate to market share on page 27 of your presentation; and,

- imply that the company's prospects in the converged networking area are going to continue or improve after fiscal year 2012 (page 29);

Closing Information

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions